CONSULTING SERVICES AGREEMENT

North American Islamic Trust
8925 South Kostner Avenue
Hometown, IL 60456

April 29, 2024

Allied Asset Advisors, Inc.
8925 South Kostner Avenue
Hometown, IL 60456

Ladies and Gentlemen:

Allied Asset Advisors, Inc. (the “Adviser”) desires to enter in this agreement (this “Agreement”) retain North American Islamic Trust (“NAIT”) as a consultant to render advice and services (the “Services”) to the Adviser with respect to Shariah compliance matters for Iman Fund (the “Fund”). The Adviser hereby retains NAIT to provide the Services, and NAIT hereby agrees to provide the Services.

NAIT understands that the Adviser has agreed, for the period beginning on the effective date of the post-effective amendment to the registration statement for the Fund to be filed in September 2024 in connection with the annual update of the Fund’s registration statement (such date, the “Start Date”) until the date that is two years after the Start Date (such period, the “Limitation Period”), to reduce the annual rate of its advisory fee payable under the Investment Advisory Agreement, dated August 26, 2008, between the Adviser and Allied Asset Advisors Funds (the “Trust”) on behalf of the Fund from the annual rate of 1.00% of the Fund’s daily average net assets set forth in such Investment Advisory Agreement to an annual rate of 0.70% of the Fund’s daily average net assets as set forth in that certain Advisory Fee Waiver Agreement between the Adviser and the Fund dated as of April 29, 2024.

The Adviser hereby agrees, during the Limitation Period and subject to the effectiveness of this Agreement, to allocate a portion of the advisory fee received by the Adviser to NAIT as compensation for the Services. Such fee payable by the Adviser to NAIT shall equal an annual rate of 0.10% of the Fund’s daily average net assets during the Limitation Period.

This Agreement will be governed by, construed under and interpreted and enforced in accordance with the laws of the State of Illinois, without regard to principles of conflicts of laws of any jurisdiction to the contrary and the applicable provisions of the Investment Company Act of 1940, as amended, if any. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of Illinois and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

This Agreement may be terminated by either party hereto at any time upon written notice to the other party, including prior to the expiration of the Limitation Period, and this Agreement supersedes any prior agreement with respect to the subject matter hereof. For the avoidance of doubt, no fee shall accrue to NAIT under this Agreement for any period in which this Agreement is not effective.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.
Very truly yours,

North American Islamic Trust

By: /s/ Maqsood Quadri____________
Name: Maqsood Quadri
Title: Executive Director

Allied Asset Advisors, Inc.

By: /s/ Bassam Osman______________
Name: Bassam Osman
Title: President

[Signature Page to Consulting Services Agreement]